October 24, 2005
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark P. Shuman, Esq.
Sara D. Kalin, Esq.

Re:	Business Objects S.A.
Registration Statement on Form S-3
File No. 333-119662
Initially Filed October 8, 2004
Ladies and Gentlemen:
     On behalf of Business Objects S.A. (“Business Objects”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Registration Statement on Form S-3 (File No. 333-119662) originally filed with the Commission on October 8, 2004 (“Registration Statement”), as amended by Amendment No. 1 to the Registration Statement, filed November 10, 2004, Amendment No. 2 to the Registration Statement, filed June 23, 2005, and Amendment No. 3 to the Registration Statement, filed July 20, 2005.
     On behalf of Business Objects, we are concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), and for the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 4 to Ms. Kalin by overnight delivery. Amendment No. 4 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.
     On behalf of Business Objects, we inform the Staff that we will be requesting acceleration of the effectiveness of the Registration Statement as soon as practicable after the comments of the Staff concerning the disclosure set forth in the Registration Statement have been satisfied. Pursuant to Rule 461, such request may be made either in writing or orally. If the request is made orally, we advise you that Business Objects is aware of its obligations under the Securities Act of 1933, as amended, in connection with such request for acceleration.

Securities and Exchange Commission
RE: Business Objects S.A.
October 24, 2004

     An appropriate request for acceleration of effectiveness and information required pursuant to Rules 460 and 461 of the Securities Act and 15c2-8 of the Securities Exchange Act of 1934, as amended, will be delivered to the Staff.
     In anticipation of providing a request for acceleration of the Registration Statement, pursuant to the letter dated November 4, 2004 from the Commission to Business Objects, Business Objects hereby acknowledges the following:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	Business Objects may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Pursuant to Rule 472, Amendment No. 4 is filed herewith to update certain information since the time of the filing of the last amendment. Business Objects confirms that no additional material changes were made in Amendment No. 4 for reasons other than: (i) to update the Risk Factors and certain other date-specific information; (ii) to update certain date-specific information in the Selling Shareholder section; (iii) to update the Description of Securities; (iv) to update certain information in the Plan of Distribution; (v) to update information in the tax disclosure; (vi) to update the Information Incorporated by Reference; and (vii) to update Item 16. Exhibits and the Exhibit Index.

Securities and Exchange Commission
RE: Business Objects S.A.
October 24, 2004

     Please direct your questions or comments to John T. Sheridan of this office (650-320-4631) or me (650-849-3124). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Sheridan and me at 650-493-6811. Thank you for your assistance.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
By:	/s/ Michael Post
Michael Post

cc:	Susan J. Wolfe, Esq.
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.